TaDah! Foods

Delicious, plant-based foods that is taking over the frozen food aisle

Eating and Drinking · Product · B2C · B2B · Social Impact

(🐦) (f) (📷) **TADAHFOODS.COM** TYSONS VIRGINIA



What the western world refers to as plant-based food the rest of the world just calls "food". Nutritious foods based on readily available local ingredients. While other companies are engineering plant-based food that resembles meat, I saw an opportunity to delight consumers with foods that are authentic, convenient, and most importantly delicious.

John Sorial Founder & Managing Partner @ TaDah! Foods
ADMIN-ONLY: john@tadahfoods.com 703.936.9481

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Why you may want to support us...

1 With over $8.5M in sales.

2 Two billionaire Sharks fought to invest in TaDah! during season 11 premiere.

3 Sales are up over 285%, on track to do over $2M in 2020

4 Sold at Whole Foods, Kroger, Publix, Harris Teeter, Wegmans.

5 National distro in 2500+ retailers, Tadah is one of the fastest-growing lines in our category poised for 14-16X grow over next 5 yrs

6 The word is out: Millions viewed us on prime time television and since then we have received 146M+ online media impressions

7 Mentored by guest Shark Daniel Lubetzky, creator of the popular nutritional snack brand Kind and TaDah! investor.

8 Over 8 years in food retail, our team has the experience, relationships, and infrastructure to scale TaDah! Foods to new heights.

9 For Admins: **$400,000** raised from prior investors

10 For Admins: **$8,500,000** lifetime revenue

11 For Admins: **2,500** users and customers

12 **Lead Investor**: Mark Girguis invested $100,000

13 For Admins: Incorporated: false | Financials: Yes

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



John Sorial
Founder & Managing Partner
Food CPG Executive, former VP of Consumer Marketing & Sales at Primus Telecom, Director of Acquisition Marketing at Time Warner-AOL, BS in Chemical Engineering Johns Hopkins University. Shark Tank Alum.




Mark Guirgis
CFO
Over 25 years of senior financial experience with public and private companies, commercial, governmental and non-profit organizations.


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📄 Local Pitch Deck v1.pdf

The Nine Year Start-up

Eat Good Do Good, LLC dba Tadah! Foods is a mission based CPG company founded in 2011 . Too often as consumers get older they close themselves off to new experiences, new cultures, new foods. The modern shopper has become jaded and in many cases distrustful of large food companies. TaDah! is about delighting consumers with plant based foods that are authentic, convenient, and most importantly delicious.

Our innovative and award winning entrees and appetizers can be found in over 2700 retail locations across the country. TaDah! is available via all major natural foods distributors with 29 distribution centers in all. In addition to hundreds of independent grocers TaDah! Foods can be found in Wholefoods, Kroger, Publix, Wegmans, Harris Teeter, and other retail banners. To date, we have sold close to 4.5 million units of product so it is safe to say we are America's favorite falafel brand.

In 2011 Eat Good Do Good (EGDG) launched with $300,000 raised from friends. Since then the company has not raised any additional capital. As a self funded company the growth we have experienced is not the result of a large venture back marketing spend but is entirely based on consumer response to a product line that is redefining the frozen space in a way that resonates with them. To continue and accelerate our growth we are looking to raise $1,000,000.

Product Service

TaDah! Foods currently offers a line of East Mediterranean frozen plant based entrees and appetizers. The seven SKU line consists of 4 different Falafel Street Wrap flavors and 3 different flavors of gluten free stuffed Falafel Poppers.

Our Falafel Street Wraps allows consumer to have innovative East Mediterranean food that blends the familiarity of a wrap with authentic falafel and exotic sauces. Made with fresh, all natural herbs, vegetables, and chickpeas they are high in plant based protein (14g) and dietary fiber (13g). Each street wrap is entree sized at 7.5 oz vs competitive handhelds at 4 – 6 oz. SRP for the Falafel Street Wraps is $3.99. The premium we are able to charge vs our competitors gives retailers a higher register ring per unit.

Our stuffed Falafel Poppers grew out of consumer demand when many of our brand fans reached out to us asking for a gluten free product. The result? Fully formed falafel bites that are stuffed with creamy hummus or one of our other signatures spreads. We spent 5 years in R&D and production to perfect the concept and to offer it at a quality and efficiency that is extremely sustainable. EGDG is the only company in the world to offer a gluten free stuffed Falafel Popper. The poppers come in an 8 oz bag and retail for $4.99.

Market Opportunity

EGDG is uniquely positioned at the intersection of several key buying trends: Plant-Based/Better For You, Convenience, Ethnic Flavors, and Authenticity.

Plant-Based foods continue to explode with no slow down in sight. In 2017 US plant-based meals increased 18.3% to $168.7M. Globally the plant based market is on track to reach $5.2 billion by 2020, and by 2054 plant based proteins are expected to represent one third of all consumed protein. In 2017 31% of Americans practice meat-free days, 36% of consumers buy plant-based meals and about 83% of U.S. consumers are adding plant-based foods to their diets.

Consumer

Shoppers today are busier than they've ever been which means they highly value convenience in the products they buy. In addition to convenience, many follow special diets such as Veganism or Gluten Free. They are a well-educated generation when it comes to food and they love authenticity.

Generation Z, those 17 and under, are the most ethnically diverse cohort...and they are more likely to seek innovativeand ethnic cuisines

In addition to the Plant-Based eating movement, frozen foods are experiencing a renaissance, with the industry seeing significant y-o-y gains for the first time in years. One of the key drivers of this growth is the shopping habits of time-starved Millennials. With convenience top of mind, 43% of Millennial shoppers said they have purchased more frozen foods this year than last year.

Frozen foods enable companies like ours to offer longer shelf life and better textures without the use of preservatives thus maintaining a "clean label" and reducing food waste which are important attributes for today's shoppers.

Channel to Market

The majority of our business in the grocery channel is via distributors like UNFI and Kehe the exceptions being Kroger, which we ship directly into their consolidation warehouse, and our seasonal business at Costco that also ships direct from our warehouse.

Suppliers

Aside from capital one of the largest challenges for a CPG brand is manufacturing. Like many other companies in our space EGDG utilizes contract manufacturers or co-packers to produce our products. As the line has grown and evolved so have our co-packing needs and over the past 7 years we have worked extremely hard to find two co-packers (one on the west coast and one on the east coast) who can consistently produce our products on time, in full, and to our unique specifications. Our current co-packers have operated a combined 41 years in food manufacturing. Not only can our co-packers consistently supply our current volume but they have the ability to handle upwards 5-10 times our monthly case volume. One of our main objectives for 2020 is to improve our manufactured gross margin and we are currently on pace to do so by Q3 of this year.

Strategic Objectives

This first round of investment comes at a unique time for Eat Good Do Good as we have laid the national foundation of a beloved cult brand. The key for us in 2020 and beyond is to be able to support the growth of our existing retail base and accelerate our growth by expanding into new retail locations and channels while improving our production margin.

- Improving Same Store Sales. Currently EGDG can not support the demand we currently have due to capital constraints. The ability to adequately supply monthly consumption on and off promotion would yield an estimated 30-45% increase in existing sales. In addition to producing enough product to supply our current market we are looking to increase brand awareness with a coordinated online and in-store marketing spend. To date TaDah! Foods has only promoted the brand with in-store promotions.

- New Store Placements. EGDG has maintained a short term ROI focus that means pursuing retail accounts with minimal to no upfront "slotting" cost. While we continue to gain new and additional placements at those types of accounts (Kroger, Publix, Wholefoods, Independents) we often turn away opportunities at higher slotting, longer ROI retailers such as Safeway, Sprouts, Harris Teeter, etc. We have proven with our success at conventional grocers such as Kroger and Publix that the mass market has an increasing appetite for ethnic plant based foods. Tadah is currently in ~3500 retail locations and with over 40,000 retail locations in the US alone their remains tremendous opportunity for TaDah to delight millions of new shoppers.

- New Channel Development. The explosive growth and demand for plant based and gluten free foods can also be seen in the foodservice space where restaurants, universities, hospitals, etc are looking to provide new and delicious items. EGDG is already in discussions with the largest foodservice provider in the country, Sysco, to release a foodservice version of our gluten free stuffed Falafel Poppers. A successful test launch resulting in a national rollout with Sysco would generate a forecasted $2M+ in new revenue.

Wow! It worked!

We were invited to Washington DC by Senator Brown, Senator Bennet, Senator Merkeley, and Rep. McHenry. We helped them craft the legislation, and were in the Rose Garden to watch President Obama sign it into law in April of 2012.

We went to Y Combinator... Then Waited 4 Long Years

We headed off to California to attend Y Combinator in 2013. But there was one hiccup. When Congress passes a 50 page law the SEC has to turn it into 1000 pages of regulations.

READ MORE OF THE STORY

Investor Q&A

What does your company do? ⌄ — COLLAPSE ALL

We make convenient frozen plant-based foods known for incredible flavor and quality. Grocery store consumers all across the country love our East-Mediterranean inspired line of Falafel Street Wraps and Gluten-Free stuffed Falafel Poppers. Our product have a 4.8 out of 5 stars in consumer reviews.

Where will your company be in 5 years? ⌄

The key for us in 2020 and beyond is to be able to support the growth of our existing national retail base and accelerate our growth by strategically expanding into new retail locations and channels while improving our production margin. Based on our historical growth and knowledge of the industry, we hope to expand our North America national footprint to 15,000 - 20,000 retail locations, increase our product count from 7 to 14-21 SKUs, and grow our top line revenue to $30M+.

Why did you choose this idea? ⌄

What the western world refers to as plant-based food the rest of the world just calls "food". Nutritious foods based on readily available local ingredients. While other companies are engineering plant-based food that resembles meat, I saw an opportunity to delight consumers with foods that are authentic, convenient, and most importantly delicious.

What exactly do you sell? ⌄

TaDah! Foods currently offers a line of East Mediterranean frozen plant based entrees and appetizers. The seven SKU line consists of 4 different Falafel Street Wrap flavors and 3 different flavors of gluten free stuffed Falafel Poppers. All of our items can be microwaved or baked in minutes.

What keeps you up at night? ⌄

The company's success relies on 4 major pillars: Product, Manufacturing, People, and Funding. From the beginning we have had a pretty special product, but over the years we have innovated our process and continue to refine our products. In manufacturing we have acquired some hard fought learnings over the past 9 years. Those lesson have helped us to diversify our supply chain and to seek out best in class contract manufacturers.

Tadah has always run extremely lean from a funding and people standpoint. In order to realize our full potential we can no longer operate on a shoestring budget, and we need to build a team of superstar employee owners who have a multiplicative effect on our growth.

Ultimately what keeps me up at night is not being able to convert on the amazing opportunities within our reach.